GENERAL GENOMICS, INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, AND 2022

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Independent Accountant's Review Report 2

Consolidated Balance Sheets 3

Consolidated Statements of Income 4

Consolidated Statements of Equity 5

Consolidated Statements of Cash Flows 6

Notes to the Consolidated Financial Statements 7



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
General Genomics, Inc.
Oklahoma City, Oklahoma

We have reviewed the accompanying consolidated financial statements of General Genomics, Inc., which comprise of the consolidated balance sheets as of December 31, 2023, and 2022, and the related consolidated statements of income, consolidated statements of equity and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of General Genomics, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
March 12, 2024

GENERAL GENOMICS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2023 AND 2022
(unaudited)

ASSETS

	2023	2022
CURRENT ASSETS		
Cash and cash equivalents	$ 106,008	$ 223,086
Accounts receivable, net	371,866	231,908
Prepaid expenses and other current assets	45,111	-
TOTAL CURRENT ASSETS	522,985	454,994
PROPERTY AND EQUIPMENT		
Property and equipment, net	16,983	4,704
OTHER ASSETS		
Intangible assets	796,682	367,315
TOTAL ASSETS	$ 1,336,650	$ 827,013

LIABILITIES AND SHAREHOLDERS' EQUITY

	2023	2022
CURRENT LIABILITIES		
Accounts payable	$ 4,300	$ 2,130
TOTAL CURRENT LIABILITIES	4,300	2,130
TOTAL LIABILITIES	4,300	2,130
SHAREHOLDERS' EQUITY		
Common stock, see note 4	709	700
Additional paid-in capital	1,441,254	679,803
SAFE obligatoins	1,129,136	776,350
Accumulated deficit	(1,238,749)	(631,970)
TOTAL SHAREHOLDERS' EQUITY	1,332,350	824,883
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,336,650	$ 827,013

See independent accountant's review report and accompanying notes to financial statements.

GENERAL GENOMICS, INC.
CONSOLIDATED STATEMENTS OF INCOME
DECEMBER 31, 2023 AND 2022
(unaudited)

	2023	2022
REVENUES	$ 440,579	$ 8,269
COST OF GOODS SOLD	-	-
GROSS PROFIT	440,579	8,269
OPERATING EXPENSES		
Amortization and depreciation expense	30,799	7,797
Equity based compensation	307,286	-
General and administrative	159,356	65,373
Management fees	10,000	131,022
Professional fees	100,268	33,627
Salaries and wages	435,736	-
Sales and marketing	6,078	16,469
TOTAL OPERATING EXPENSES	1,049,523	254,288
NET OPERATING LOSS	(608,944)	(246,019)
OTHER INCOME/(EXPENSES)		
Other income	2,165	857
TOTAL OTHER INCOME/(EXPENSES)	2,165	857
NET LOSS	$ (606,779)	$ (245,162)

See independent accountant's review report and accompanying notes to financial statements.

GENERAL GENOMICS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
DECEMBER 31, 2023 AND 2022
(unaudited)

	Common Stock		Additional Paid-in Capital	SAFE Obligations	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount				
BEGINNING BALANCE, JANUARY 1, 2022	69,999,999	$ 700	679,803	376,350	$ (386,808)	$ 670,045
Issuance of SAFE obligations	-	-	-	400,000	-	$ 400,000
Net loss	-	-	-	-	(245,162)	$ (245,162)
ENDING BALANCE, DECEMBER 31, 2022	69,999,999	$ 700	$ 679,803	$ 776,350	$ (631,970)	$ 824,883
Issuance of common stock	925,120	9	304,491	-	-	$ 304,500
Issuance of SAFE obligations	-	-	-	352,786	-	$ 352,786
Vesting of stock options	-	-	456,960	-	-	$ 456,960
Net loss	-	-	-	-	(606,779)	$ (606,779)
ENDING BALANCE, DECEMBER 31, 2023	70,925,119	$ 709	$ 1,441,254	$ 1,129,136	$ (1,238,749)	$ 1,332,350

See independent accountant's review report and accompanying notes to financial statements.

GENERAL GENOMICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2023 AND 2022
(unaudited)

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (606,779)	$ (245,162)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation expense	30,799	7,797
Equity based compensation	304,500	
(Increase) decrease in assets:		
Accounts receivable	(139,958)	-
Prepaid expenses and other current assets	(45,111)	-
Increase (decrease) in liabilities:		
Accounts payable	2,170	2,130
CASH USED FOR OPERATING ACTIVITIES	(454,379)	(235,235)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets	(15,485)	-
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	(15,485)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of SAFE obligations	352,786	400,000
CASH PROVIDED BY FINANCING ACTIVITIES	352,786	400,000
NET INCREASE (DECREASE) IN CASH	(117,078)	164,765
CASH AT BEGINNING OF YEAR	223,086	58,321
CASH AT END OF YEAR	$ 106,008	$ 223,086
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

    The Company
    The consolidated financial statements have been prepared to present the financial position and results of operations of the following entities (collectively, the "Company").

    General Genomics, Inc. was incorporated in the State of Delaware on April 9, 2020.

    Curo46, LLC was registered in the State of Texas on July 31, 2020, and re-registered in the State of Oklahoma on January 18, 2023, thus, terminating registration with the State of Texas. Curo46, LLC is wholly owned and operated by General Genomics, Inc.

    Pyxis, LLC was registered in the State of Texas on April 20, 2020, and re-registered in the State of Oklahoma on January 18, 2023, thus, terminating registration with the State of Texas. Pyxis, LLC is wholly owned and operated by General Genomics, Inc.

    General Genetics, LLC was registered in the State of Texas on April 20, 2020, and re-registered in the State of Oklahoma on January 18, 2023, thus, terminating registration with the State of Texas. General Genetics, LLC is wholly owned and operated by General Genomics, Inc.

    The Company created a software that will analyze an individual's health history to determine susceptibility of contracting Coronavirus (COVID-19). The Company developed a Proprietary Predictive Algorithm (PPA) that measures multiple variables at once to understand the possible relationships that exist.

    Fiscal Year
    The Company operates on a December 31st year-end.

    Principles of Consolidation and Basis of Accounting
    The consolidated financial statements include the accounts of General Genomics, Inc., Curo46, LLC, Pyxis, LLC and General Genetics, LLC (collectively, the "Company). Curo46, LLC and Pyxis, LLC are fully owned by General Genomics, Inc. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

    Use of Estimates
    The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2023, and 2022, the Company held no cash equivalents.

1. **Summary of Significant Accounting Policies (continued)**

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2023, and 2022, the Company believed all amounts in accounts receivable are collectable.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of the following as of December 31, 2023, and 2022:

	2023	2022
Software development costs	$ 728,743	$ 271,783
Patents	142,106	142,106
Less: Accumulated amortization	(74,167)	(46,574)
Total	$ 796,682	$ 367,315

Patents
Patents costs are amortized over the useful life of the patent.

Software Development Costs
In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the Curo46 platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company began amortizing the costs of the software in 2020.

1. **Summary of Significant Accounting Policies (continued)**

Intangible Assets (continued)

Impairment
The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the years ending December 31, 2023, and 2022.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Computer equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Oklahoma.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)
inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company's payments are generally collected net-30. For the years ending December 31, 2023, and 2022 the Company recognized $440,579 and $8,269 in revenue, respectively.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

1.   **Summary of Significant Accounting Policies (continued)**

Stock Based Compensation (continued)
The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity — Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2023, and 2022 was $307,286 and nil, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging — contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The Company is still evaluating the adoption of ASU 2020-06 on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its shareholders.

3. <u>Property and Equipment</u>

Property and equipment consisted of the following at December 31, 2023, and 2022:

Property and equipment at cost:	2023	2022
Computer equipment	$ 27,085	$ 11,600
	27,085	11,600
Less: Accumulated depreciation	(10,102)	(6,896)
Total	$ 16,983	$ 4,704

4. <u>Equity</u>

Common Stock
Under the Company's articles of incorporation, the total number of shares of common stock that the Corporation has authority to issue is 80,000,000 shares, at a $0.00001 par value per share. As of December 31, 2023, and 2022, 70,925,119 and 69,999,999 shares, respectively, have been issued and are outstanding.

Equity Incentive
The Company's 2020 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 1,000,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2023, and 2022, 800,000 and nil, shares, respectively, have been issued under the Plan. All shares issued in 2023 vested prior to year end.

SAFE Obligations
Since inception, the Company issued several Simple Agreements for Future Equity ("SAFEs"). The agreement state if there is an equity financing before the termination of the SAFE, on the initial closing of an equity financing, the SAFE will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock. The agreement states a post-money valuation cap of $50,000,000.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2023, and 2022, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2023, and 2022, the Company had $1,129,136 and $776,350 of SAFE obligations outstanding, respectively.

See independent accountant's review report.

4.   **Equity (continued)**

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2023 and 2022 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the years ended December 31, 2023 and 2022.

5.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company was incorporated on April 9, 2020, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6.   **Subsequent Events**

Managements Evaluation
The Company has evaluated subsequent events through March 12, 2024, the date through which the financial statements were available to be issued. It has been determined that no events require additional disclosure.